Silver Screen Partners Third Quarter Report

                               September 30, 1995

                                     [LOGO]

Dear Limited Partner:

     As discussed in previous reports, the Partnership has received all payments from HBO and has recovered at least its full investment in each of its seven films. Cumulative distributions to date total $88 million.

     Two issues must be resolved before the Partnership can dissolve. First, we plan to sell the U.S. home video rights and any other residual rights to our films. We do not expect these revenues to be significant. Until the rights are sold, it is unlikely that the films will generate additional revenue; therefore, no cash distributions are planned. Second, the New York City tax issue, discussed in Note 3 to the financial statements, must be resolved. We will continue to operate Silver Screen Partners until these issues are settled. We will keep you informed of any updates regarding these matters.

     The 1995 Annual Report and tax information will be mailed to you by March
15. If you need any assistance in the meantime, please contact our Investor Relations Department.


Sincerely,


/S/ ROLAND W. BETTS
Roland W. Betts

President

Balance Sheets (Unaudited)

                                                 September 30, 1995         December 31, 1994
=============================================================================================
Assets
Current assets:
Cash                                                    $    58,312               $    42,974
Temporary investments (at cost plus accrued interest,
   which approximates market) (Note 1)                    3,044,123                 3,034,173
---------------------------------------------------------------------------------------------
                                                        $ 3,102,435               $ 3,077,147
=============================================================================================
Liabilities and partners' equity
Current liabilities:
Due to managing general partner                         $    10,550               $    12,435
---------------------------------------------------------------------------------------------
Total current liabilities                                    10,550                    12,435
Contingency liability (Note 3)                              746,000                     --
Other liabilities                                         1,232,709                 1,225,400
---------------------------------------------------------------------------------------------
Total liabilities                                         1,989,259                 1,237,835
---------------------------------------------------------------------------------------------
Partners' equity:
General partners                                           (728,963)                 (721,702)
Limited partners                                          1,842,139                 2,561,014
---------------------------------------------------------------------------------------------
Total partners' equity                                    1,113,176                 1,839,312
---------------------------------------------------------------------------------------------
                                                        $ 3,102,435               $ 3,077,147
=============================================================================================

See notes to financial statements.

Statements of Operations (Unaudited)

                                              Three Months         Nine Months        Three Months         Nine Months
                                                     Ended               Ended               Ended               Ended
                                            Sept. 30, 1995      Sept. 30, 1995      Sept. 30, 1994      Sept. 30, 1994
======================================================================================================================
Revenues:
Film revenues (Note 2)                           $   3,510           $   7,411           $   3,391           $  12,764
Interest income                                     45,721             136,230              34,900              91,564
----------------------------------------------------------------------------------------------------------------------
                                                    49,231             143,641              38,291             104,328
Costs and expenses:
General and administrative expenses                 30,607             123,777              41,422             153,698
----------------------------------------------------------------------------------------------------------------------
Net income (loss) before taxes                      18,624              19,864              (3,131)            (49,370)
Income tax (Note 3)                                   --               746,000                --                  --
----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                   18,624            (726,136)             (3,131)            (49,370)
======================================================================================================================
Net income (loss) allocated to:
General partners                                 $     186           $  (7,261)          $     (31)          $    (494)
Limited partners                                    18,438            (718,875)             (3,100)            (48,876)
----------------------------------------------------------------------------------------------------------------------
                                                 $  18,624           $(726,136)          $  (3,131)          $ (49,370)
======================================================================================================================
Net income (loss) per a $500
  limited partnership unit (based
  on 165,639 units outstanding)                  $    0.11           $   (4.34)          $   (0.02)          $   (0.30)
======================================================================================================================

 See notes to financial statements.





Statements of Partners' Equity (Unaudited)


                                                                                          Year Ended December 31, 1994
                                                                              and Nine Months Ended September 30, 1995
======================================================================================================================
                                                       General Partners       Limited Partners                   Total
----------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1994                                   $  (721,371)            $ 2,593,758             $ 1,872,387
Net loss, 1994                                                    (331)                (32,744)                (33,075)
Distributions, 1994                                               --                      --                      --
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                                    (721,702)              2,561,014               1,839,312
Net loss, nine months 1995                                      (7,261)               (718,875)               (726,136)
Distributions during nine months 1995                            --                      --                      --
----------------------------------------------------------------------------------------------------------------------
                                                           $  (728,963)            $ 1,842,139             $ 1,113,176
======================================================================================================================

See notes to financial statements.

Statements of Cash Flows (Unaudited)

                                                                         Nine Months Ended           Nine Months Ended
                                                                        September 30, 1995          September 30, 1994
======================================================================================================================
Cash flows from operating activities:
Net income (loss)                                                               $(726,136)                  $ (49,370)
Adjustments to reconcile net income to net cash provided
  by operating activities:
    Decrease in accrued interest receivable                                          (216)                     (5,088)
Net change in operating assets and liabilities:
  Decrease in due to managing general partner                                      (1,885)                     (3,016)
  Increase in contingent liability                                                746,000
  (Decrease) increase in other liabilities                                          7,309                     (41,629)
----------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by operating activities                                25,072                     (99,103)
----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Sales (purchases) of temporary investments, net                                    (9,734)                    158,491
----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                                (9,734)                    158,491
----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Distributions to partners                                                            --                          --
----------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                                --                          --
----------------------------------------------------------------------------------------------------------------------
Net increase in cash                                                               15,338                      59,388
Cash, beginning of year                                                            42,974                       1,603
----------------------------------------------------------------------------------------------------------------------
Cash at end of nine months                                                      $  58,312                   $  60,991
======================================================================================================================

See notes to financial statements.

Notes to Financial Statements

1.  Temporary Investments

Temporary investments represent investments in commercial paper.


2. Film Revenues

The film investments aggregated approximately $73,000,000 and have been fully amortized. Film revenues are recognized when earned as reported by each distributor. During the first nine months of 1995, the Partnership received approximately $7,400 from HBO Video and music royalties.


3. Contingency

The Partnership's tax returns were audited by the City of New
York and received assessments from the New York City Department of Finance for unincorporated business tax of $414,801 covering the period from June 8, 1983 (inception) through December 31, 1985 and $261,086 covering the period from January 1, 1986 through December 31, 1990. Further, it is anticipated that additional assessments, approximating $70,000, will be issued for the years subsequent to December 31, 1990. All assessments are subject to interest at a rate which has fluctuated over the years from 6% to 12% and is currently at 9%.

As a result of an administrative hearing held with the New York City Department of Finance, a determination (the "ALJ Determination") was recently rendered to the Partnership upholding the assessment for the period from June 8, 1983 through December 31, 1985.

On March 1, 1995 the Partnership, through counsel, denied liability to the unincorporated business tax and appealed the ALJ Determination to the Commissioners of the Tax Appeals Tribunal, also a New York City administrative body.

The Partnership intends to vigorously contest the ALJ Determination. If the Partnership is successful, barring unforeseen delays, the matter could be concluded within 1995. If the Partnership is obliged to seek judicial review of an adverse agency action, the pendency of this matter could be prolonged. There can be no assurance that the Partnership will prevail in its position.

Silver Screen Management, Inc.
936 Broadway
New York, NY 10010
(212) 995-7600


(c) 1995 Silver Screen Management, Inc.